METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Financial Report
December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitan Capital Investment Banc, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Ontario
_____
(No. and Street)

Chicago	Illinois	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Presberg   312-640-2304
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive Ste 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Novel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan Capital Investment Banc, Inc. _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

December 31, 2016

Contents



Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Board of Directors
Metropolitan Capital Investment Banc, Inc.

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Emphasis of Matter
As discussed in Note 4 to the financial statements, the beginning of year shareholder's equity has been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

The supplementary information contained in Schedules I and II (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Chicago, Illinois
March 1, 2017

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METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2016


Assets

Cash	$	296,221
Non-marketable securities		3
Due from clearing broker, net		149,002
Accounts receivable		121,412
Prepaid expenses		30,664
Other assets		1,162
Total Assets	$	598,464

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$	35,071
Due to affiliates, net		76,013
Total Liabilities		111,084

Shareholder's Equity

Common stock, no par value, 100,000 shares authorized, 7,360 shares issued and outstanding	368,000
Additional paid-in-capital	607,226
Accumulated deficit	(487,846)
Total Shareholder's Equity	487,380
Total Liabilities and Shareholder's Equity	$ 598,464

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2016

Revenues

Investment banking	$	517,561
Referral fee income		65,000
Total revenues		582,561

Expenses

Employee compensation and benefits	294,010
Professional fees	203,719
License and registration	38,990
Clearing costs	3,000
Information technology	2,393
Occupancy	2,400
Other expenses	8,969
Total expenses	553,481

Net income before income taxes		29,080
Income tax		11,822
Net income	$	17,258

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For The Year Ended December 31, 2016

	Common Stock	Additional Paid-In-Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at December 31, 2015, as originally reported	$ 368,000	$ 559,974	$ (529,459)	$ 398,515
Prior period adjustments	-	-	24,355	24,355
Balance at December 31, 2015, as restated	$ 368,000	$ 559,974	$ (505,104)	$ 422,870
Shareholder's contributions	-	47,252	-	47,252
Net income	-	-	17,258	17,258
Balance, December 31, 2016	$ 368,000	$ 607,226	$ (487,846)	$ 487,380

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2016

Cash flows from operating activities

Net income	$	17,258
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in due from clearing broker		(149,002)
Increase in accounts receivables		(116,095)
Increase in prepaid expenses		(1,206)
Increase in other assets		(438)
Increase in accounts payable		3,306
Increase in due to affiliates, net		90,669
Net cash used in operating activities		(155,508)
Net decrease in cash		(155,508)
Cash - beginning of the year		451,729
Cash - end of the year	$	296,221
Supplemental Disclosure of Cash Flow Information		
Capital conversion from due to parent	$	47,252

NOTE 1- Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., (the "Parent") was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker, and although it does not currently do so, the Company is approved to hold funds or securities for customers and to carry customer accounts, and is not exempt under SEC Rule 15c3-3. The Company has an account designated for "Exclusive benefit of customers" to hold customer funds at Metropolitan Capital Bank & Trust (the "Bank"), and affiliate of the Company. There was no activity during the year in this account.

The Company is primarily engaged in investment banking and advisory services.

NOTE 2- Summary of Significant Accounting Policies

Non-marketable Securities

The Company currently holds non-marketable securities in two unrelated companies, which were obtained as part of success fees for investment banking transactions in prior years. The securities are carried at an aggregate nominal value of $3 as of December 31, 2016, as there was no cost and the Company had identified no market value to the equity interests at the time of the respective transactions. There has been no revenue received from the investments through December 31, 2016. These ownership shares each represent 10% or less of the underlying companies, respectively and are not part of the core business of the Company.

Due from broker

The amount shown as from broker represents funds due from Fidelity Prime Services as clearing broker, and consists of cash deposits of $100,000 as well as a money market fund of $50,002, less $1,000 due to clearing broker as of December 31, 2016.

Fair Value Measurements

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The money market fund included in due from broker was considered a Level 1 instrument on fair value hierarchy.

NOTE 2- Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable from performing investment banking and advisory are based on executed agreements which meet the revenue recognition criteria noted below. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables and historical collection information. As of December 31, 2016, there was no allowance for doubtful accounts and for the year ended December 31, 2016, there was no bad debt expense.

Allocation of Expenses

The Company entered into an expense sharing agreement with the Parent and the Bank, another wholly owned subsidiary of the Parent, in 2008. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Chicago, Illinois are allocated to the Company from the Parent and the Bank. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the costs at any time during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes investment banking revenue when there is evidence of an arrangement, the service has been provided, the revenue is fixed and determinable and collectability is reasonably assured.

Referral fee income consists of fees paid by the Bank for successfully referred loans. Fees are based on a Release and Referral Agreement dated September 30, 2011 between the Company and the Bank, and are consistent with standard market rates. Fees are considered earned when the loan closes.

Consulting income (if any) represents fees earned from providing financial consulting services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has a tax sharing agreement with the Parent, whereby it reimburses the Parent for the federal, state, and local income tax expense incurred from the results of the Company's operations; and the Parent reimburses the Company for tax benefits incurred from the results of operations. As of December 31, 2016, the Company had $10,363 of unreimbursed tax benefits incurred from the results of operations, which is reflected in "Due to affiliates" on the statement of financial condition.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 5 for income taxes allocation.

NOTE 2-Summary of Significant Accounting Policies (Continued)

Income Taxes (continued)

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company is subject to examination by United States federal and state tax authorities for the current and three prior tax years. For the year ended December 31, 2016, management has determined there are no material uncertain income tax positions.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers, which was originally effective for annual reporting periods of non-public companies beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers - Deferral of the Effective Date*, which defers the effective date of ASU 2014-09 on year, making it effective for annual reporting periods beginning after December 15, 2018.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The ASU is effective for fiscal years beginning after December 15, 2019 and interim periods therein on a modified retrospective basis.

Management is currently evaluating the impact, if any, that these updates will have on its financial condition or results of operations.

NOTE 3- Related Party Transactions

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by the Parent and the Bank on the Company's behalf as operating expenses. During the year ended December 31, 2016, the Company converted $47,252 of due to the Parent into additional paid-in-capital of the Company. As of December 31, 2016, the Company owes $76,013 to the Parent and the Bank for shared expenses.

Under the terms of the Sublease Agreement/Service Agreement, which became effective in August 2009 when the Company became a member of FINRA, the Company subleases office space and receives related services from the Bank. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

The Company entered into a customer referral agreement with the Bank in 2011. In accordance with the agreement, the Bank will compensate the Company for loans made by the Bank to the referred customer. For the year ended December 31, 2016, the Company received $65,000 in referral fees from the Bank, which is included in the Statement of Operations.

At December 31, 2016, the Company had $4,525 of cash on deposit at the Bank, which is included in Cash in the Statement of Financial Condition.

NOTE 4- Correction of Error

The Company has restated its shareholder's equity and accumulated deficit as of December 31, 2015 for matters relating to the income taxes and related amounts due to affiliate. In accordance with FASB Accounting Standards Codification No. 250 ("ASC 250"), "Accounting Changes and Error Corrections", the Company recorded a decrease in accumulated deficit for the under accrual of income tax benefit at the beginning of the year ended December 31, 2016. The effect on net income for the year ended December 31, 2015 is an increase to net income in the amount of $8,037.

The restatement to accumulated deficit at December 31, 2015 results in a decrease to due to affiliate of $24,355.

NOTE 5- Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

Income taxes are composed of the following:

Tax expense (benefit):		
Current	$	17,237
Deferred		(5,415)
Total expense	$	**11,822**

Deferred tax assets (liabilities):		
Partnership interest	$	(842)
Accrued commissions payable		5,423
State NOL		224
Net deferred tax asset	$	**4,805**

Deferred tax assets and liabilities consist of the interest in partnership, accrued commissions payable, and state net operating loss of $4,373 that will begin to expire in 2024 if not utilized to reduce future taxable income. The Parent and the Company are not subject to examination by taxing authorities for years before 2013.

The Parent and the Company are subject to U.S. federal income tax; Illinois, California and New York state income tax, as well as New York city income tax.

NOTE 6- Accounts Receivable

From time to time, the Company may receive cash, common stock and warrants for investment banking success fees. The Company earned a success fee of $ 202,298 from a customer in January 2016, which will be satisfied through payments of cash and delivery of common stock and warrants of the customer. At December 31, 2016, approximately $102,705 remained as a receivable, with $36,482 and $9,815 of value associated with common stock and warrants, respectively, of the customer. The amounts recorded were based on the fair value of these instruments at the time the success fee was earned. The fair value of the customer's stock was derived by analyzing recent stock transactions and then applying a marketability discount of 20%. The fair value of the customer's warrants were based on the above determined stock price using a Black-Sholes option pricing model.

At December 31, 2016, the Company reassessed the fair value of these instruments using the same valuation methods noted above, but adjusted for increases in the stock price due to subsequent sales of the customer's stock in 2016. Offsetting these increases was a discount the Company applied due to concerns with collectability of the customer's common stock and warrants by the Company.

NOTE 7- Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2016, the Company had net capital of $330,639, which exceeded its minimum net capital requirement by $80,639. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1 at December 31, 2016.

NOTE 8- Contingencies

The Company is subject to litigation in the normal course of business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 9- Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, and has found no such events.


METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
December 31, 2016
Schedule I


Computation of Net Capital

Total shareholder's equity	$	487,380
Deductions and/or changes:		
Non-allowable assets:		
Non-marketable securities		3
Accounts receivable		121,412
Prepaid expenses		30,664
Other assets		1,162
Total non-allowable assets		153,241
Net capital before haircuts		334,139
Less: Haircuts on money market fund		3,500
Net capital	$	330,639

Computation of net capital requirement

Minimum net capital requirement based on 6 2/3% of aggregate indebtedness	7,406
Minimum dollar net capital requirement	250,000
Net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000)	250,000
Excess net capital	80,639
Excess net capital at 120% of required net capital	30,639

Computation of aggregate indebtedness

Aggregate indebtedness	111,084
Ratio: Aggregate indebtedness to net capital	.34 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016)

Net capital, as reported in Company's Part II FOCUS report	$	306,284
Prior period adjustment		24,355
Net Capital, as reported above	$	330,639
Aggregate indebtedness, as reported in Company's Part II FOCUS report	$	135,439
Prior period adjustment		(24,355)
Aggregate indebtedness, as reported above	$	111,084

.

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2016
Schedule II

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	-
Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		-
Monies payable against customers' securities loaned (see Note C)		-
Customers' securities failed to receive (see Note D)		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		-
** Market value of short security count differences over 30 calendar days old		-
** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		-
Other (List)		-
TOTAL CREDITS	$	-

DEBIT BALANCES

** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		-
Margin related to security futures products written, purchased or sold in customer accounts required and o deposit with a clearing agency or a derivative clearing organization (see note G)		-
Other (List)		-
** Aggregate debit items	$	-
** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))		-
** TOTAL 15c3-3 DEBITS	$	-

RESERVE COMPUTATION

Excess of total debits over total credits (line 20 less line 11)	$	-
Excess of total credits over total debits (line 11 less line 20)		-
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits value of qualified securities, at end of reporting period		-
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		-
Amount of deposit (or withdrawal) including value of qualified securities		-
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$	-

FREQUENCY OF COMPUTATION   Monthly

The information on this schedule is in agreement in all material aspects with that reported by the Company on the unaudited FOCUS report and filed as of January 26, 2017

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.